Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

July 14, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Jaea Hahn
Mr. David Manion

Re:	Invesco Dynamic Credit Opportunity Fund (the “Registrant”)
File No. 333-256541

Dear Ms. Hahn and Mr. Manion:

Set forth below are the Registrant’s responses to the comments conveyed telephonically by Mr. Manion on June 17, 2021 and by Ms. Hahn on June 23, 2021, to Registrant’s counsel with regard to the Registrant’s registration statement on Form N-14 8C (the “Registration Statement”) relating to the proposed reorganization of the Invesco Dynamic Credit Opportunities Fund into the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 27, 2021, under the Securities Act of 1933 (the “Securities Act”).
Below we have included your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into the first pre-effective amendment to the Registration Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Registration Statement.

Accounting Comments
Prospectus/Proxy Statement
1.
Comment:  Regarding the Fee and Expense Table (the “Expense Table”) on page 9 of the Registration Statement, explain supplementally why the management fees of the Acquiring Fund are less than the Target Fund.  Is the

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Acquiring Fund assuming a smaller asset base and lower fee breakpoints will apply?

Response:  As disclosed in the Registration Statement, on June 7, 2021, all outstanding preferred shares of the Target Fund were redeemed in full, and that the Acquiring Fund at launch will obtain financial leverage through the use of a credit facility rather than through the issuance of preferred shares resulting in cost savings to the Acquiring Fund. Further, the overall percentage of portfolio leverage in the Acquiring Fund at launch is expected to be lower than the Target Fund’s current leverage ratio, resulting in a smaller total asset base on which the Acquiring Fund’s management fee is calculated.  In addition, as noted in the Registration Statement, the Target Fund has announced that it expects to conduct a tender offer which is expected to reduce Fund assets prior to the closing of the Reorganization. As a result of these and other factors, the Acquiring Fund’s management fee is expected to be lower than the management fee paid by the Target Fund during its most recent fiscal year.

2.	Comment: Confirm the accuracy of the footnote 2 to the Expense Table on page 9, especially in light of the listed management fee of 1.81%.

Response:  The Registrant confirms the accuracy of the above-referenced footnote, which states the Target Fund’s currently effective contractual management fee rate as well as the impact of the Target Fund’s portfolio leverage on the Fund’s management fee as of the most recent fiscal year end.  The advisory fee rate is a result of the way the fee is defined as a percentage of the Fund’s average daily managed assets which is the average daily total asset value of the Target Fund minus the sum of the accrued liabilities other than the aggregate liquidation preference of any preferred shares and/or the aggregate amount of any borrowings for investment purposes.  Because the contractual rate is applied to a leveraged asset base that includes proceeds from the Fund’s credit facility and preferred shares, the Fund’s management fee exceeds 1.25%.

3.
Comment:  Do Acquired Fund Fees and Expenses (“AFFE”) need to be shown in the Expense Table on page 9?  Either add a sub-caption to the table or confirm supplementally that AFFE does not exceed  one basis point (0.01%) and may be included in the sub-caption “Other Expenses.”

Response: The Registrant supplementally confirms AFFE does not exceed one basis point and accordingly, is not required to be separately captioned in the table.

4.	Comment: Footnotes 4 and 5 to the Expense Table on page 9 appear to be transposed.

Response: The Registrant has revised the ordering of the footnotes accordingly.

5.
Comment:  Add a brief explanation to the footnote regarding Interest Payment on Borrowed Funds in the Expense Table on page 9 addressing why the Acquiring Fund’s interest payments on borrowed funds is lower than the Target Fund.

Response: The above-referenced footnote has been revised as requested as follows:

As discussed in additional detail herein, it is expected that when the Acquiring Fund commences operations, the Acquiring Fund will initially obtain portfolio leverage through the use of a revolving credit facility instead of issuing preferred shares, and will employ less leverage as a percentage of its portfolio than the Target Fund.  This difference is anticipated to result in lower costs on borrowed funds, including lower estimated interest expenses for the Acquiring Fund as shown above.

Comment: Regarding the “Other Expenses” subcaption of the Expense Table on page 9, explain supplementally why Other Expenses of the Acquiring Fund are higher than the Target Fund.

Response:  Estimated Other Expenses to be incurred by the Acquiring Fund in its initial fiscal year of operations are higher than the Target Fund due to organizational costs, as well as a reduction in Fund assets following the proposed tender offer expected to precede the Reorganization.  In addition, the Acquiring Fund is expected to incur certain ongoing additional operational expenses related to its interval fund structure, including in connection with quarterly repurchase offerings.

6.	Text: The third sentence under the section titled “Expense Example” on page 10 states:
The example assumes that you invest $1,000 in the Fund for the time periods indicated and for the Acquiring Fund only, the Fund repurchases all of your Shares at the end of those periods.

Comment: The reference to $1,000 should be changed to $10,000.

Response: The reference to $1,000 will be changed to $10,000.

7.	Text: The first sentence of the fifth paragraph under the section titled “How do the management, investment adviser and other service providers of the Funds compare” on page 11 states:
During the fiscal year ended February 28, 2021, the Adviser received compensation of 1.80% of the Target Fund’s average daily net assets, after fee waivers and/or expense reimbursements, if any.

Comment: Confirm the accuracy of the sentence. The expense table lists the management fee as 1.81%.

Response:  The Registrant confirms the above-cited disclosures are accurate. The Registrant notes that management fee listed in the fee table differs from the compensation received by the Adviser for the most recent fiscal year due to the effect of a waiver of certain advisory fees incurred in connection with the Target Fund’s investment in an affiliated money market fund.

8.	Comment: In the next pre-effective amendment filing, remember to include references to the auditor and the auditor’s consent.

Response: References to the auditor and the auditor’s consent will be included in the next pre-effective amendment.

Disclosure Comments
Prospectus/Proxy Statement
9.	Text: The third sentence of first full paragraph under “What are the Reasons for the proposed Reorganization” on page 6 states:

The interval fund structure provides a less costly process for a shareholder to sell his or her shares.

Comment: Explain why the interval fund structure provides a less costly process for a shareholder to sell his shares (e.g., lower transaction costs or sold at net asset value).

Response: The disclosure has been revised as requested as follows:

The interval fund structure provides a less costly process for a shareholder to sell his or her shares.  For example, shareholders will have the ability to redeem shares directly with the Acquiring Fund rather than selling shares on the secondary market through a brokerage account, and no other transaction or redemption fee is imposed by the Acquiring Fund on redemptions, resulting in overall lower transaction costs, such as commissions, when redeeming Acquiring Fund shares as compared to sales of Target Fund shares

10.	Text: The first sentence of second full paragraph on page 6 under “What are the Reasons for the proposed Reorganization?” states:
In addition, by reorganizing into the Acquiring Fund, shareholders will experience a reduction in the total expense ratio paid by shareholders.

Comment:  Explain whether the reduction in total expense ratio will be immediate or will be over time.  If reduction will take time, elaborate on the circumstances that need to occur for the fee reduction to happen.

Response: As reflected in the Expense Table, the reduction in total expense ratio is intended to be realized immediately after the Reorganization in light of the

Acquiring Fund’s lower management fees and estimated borrowing costs, among other factors.

11.	Comments:
a.
Move the section on page 7 titled “What will happen if shareholders do not approve the Reorganization?” so that it immediately follows the section titled “What will happen the Reorganization is approved?” on page 6.

b.
Add a summary of the disclosure found on page 21 under the section titled “Other Risks that Apply to the Acquiring Fund and Not the Target Fund” and highlight that (1) the shares of the Acquiring Fund are not listed on an exchange and are not liquid; and (2) that an interval fund repurchases shares quarterly so a shareholder may have to wait to sell his shares and that not all of the tendered shares will be repurchased.

	c.	Address whether shareholders must pay a repurchase fee under any repurchase plan or in a tender offer.
d.
Move up the question and answer titled: “How does the Target Fund, which operates as a traditional closed-end fund, differ from the Acquiring Fund which will operate as a closed-end interval fund?” so that it follows the section titled “What will happen if shareholders approve the Reorganization?”

	e.	Consider whether any negative consequences of the Reorganization need to be added to provide balance.
	f.	Disclose whether there will be any changes in the management of the Acquiring Fund that differs from the Target Fund.

Response:  With respect to items (a), (b) and (d) above, the disclosure has been revised as requested.  With respect to Item (c), disclosure has been added to indicate there will be no repurchase fee under any repurchase plan or in a tender offer. Additionally, with respect to item (e), the Registrant has considered the comment and respectfully declines to revise the disclosure at this time, as the Registrant believes the discussion in the combined proxy statement/prospectus of the differences between the respective fund structures and the attendant risks of investment in each Fund as well as the costs and expected benefits of the Reorganization, including the Board’s considerations in recommending shareholder approval, are accurately disclosed.  In this regard to providing a balanced discussion, the Registrant notes that in response to comment (b), the Registrant has highlighted that the shares of the Acquiring Fund are not listed on an exchange and are not liquid; and that an interval fund repurchases shares quarterly so a shareholder may have to wait to sell his shares and that not all of the tendered shares will be repurchased.  The Registrant has also added a cross-reference to the section titled “Principal Risks of Investing in the Funds- Principal Investment that Apply to the Acquiring Fund but not the Target Fund” and “Other Risks that Apply to the Acquiring Fund but not the Target Fund.”  With respect to Item (f), the

Registrant believes that the differences in management have already been highlighted in the section titled “How do the Funds’ investment objectives, principal investment strategies ad risks compare?”  Namely, the primary difference in management between the Target Fund and the Acquiring Fund is non-diversified but the Target Fund is diversified.

12.	Text: The response to the question “What will happen if shareholders do not approve the Reorganization?” on page 7 states:

If the shareholders of the Target Fund do not approve the Reorganization, the Target Fund will not reorganize into the Acquiring Fund and the Target Fund Board will consider other possible courses of action for the Target Fund.

Comment: State what some of the other possible courses of action may be. Also address how the shareholders’ failure to approve the Reorganization will impact the Standstill Agreement.

Response: The disclosure has been revised to add the following:

If the Reorganization is not approved by shareholders, the Target Fund Board would then consider such alternatives as it determines to be in the best interests of shareholders, including further solicitation of shareholders or re-proposing the Reorganization. In addition, if the Reorganization is not approved, certain obligations in the Standstill Agreement would terminate that would otherwise prevent Saba from presenting certain shareholder proposals at the Target Fund’s 2022 and 2023 annual shareholder meetings, including, for example, shareholder proposals regarding additional tender offers, nominating their own candidate(s) for election to the board, termination of the Target Fund’s advisory agreement with the Adviser, or liquidation of the Target Fund.

13.
Text:  The last sentence of the paragraph under “How does the Target Fund, which operates as a traditional closed-end fund, differ from the Acquiring Fund which will operate as a closed-end interval fund?” on page 8 states:

An investment in the Acquiring Fund, unlike the Target Fund, is not a liquid investment.

Comment: Bold the sentence.

Response: The requested revision has been made.

14.	Text: The second to last sentence under “How do the Funds’ investment objectives, principal investment strategies and risks compare?” on page 8 states:

The other principal risks of an investment in the Funds are similar in light of the Funds’ identical investment goals and similar investment strategies; however, however, there are certain differences that arise because the Acquiring Fund operates as an interval fund (e.g., liquidity, limited network of broker-dealers and repurchase offer risks) as described herein.

Comment: Provide a little more detail about how liquidity, limited network of broker-dealers and repurchase offer risks will impact shareholders.

Response: In response to this comment, the disclosure has been revised to add the following:

Specifically, with regard to liquidity risk, there is no secondary market for the Acquiring Fund’s shares and it is not expected that a secondary market will develop. With regard to  limited network of broker-dealers risk,  the Acquiring Fund’s ability to implement its investment objectives and strategies depends, over the long-term, upon the ability of the Acquiring Fund’s distributor to establish, operate and maintain a network of selected broker-dealers and financial services firms to sell shares.  If the distributor fails to attract new investments to the Acquiring Fund at a rate that replaces redemptions by existing shareholders, the Acquiring Fund’s assets may shrink over time, which could impact the ability of the Adviser to implement the Fund’s investment objectives and strategies.  If this were to occur, the value of an investment in the Acquiring Fund could be adversely affected.  In addition, decrease in the assets of the Acquiring Fund over time may have the effect of increasing the Acquiring Fund’s expense ratio. With regard to repurchase offer risk, the Acquiring Fund’s requirement to make quarterly repurchase offers and the need to fund repurchase obligations may also affect the ability of the Acquiring Fund to be fully invested or force the Acquiring Fund to maintain a higher percentage of its assets in liquid investments, which could negatively impact the Acquiring Fund’s investment performance.

15.	Text: Footnote 2 to the Expense Table on page 9 states:

The Target Fund pays the Adviser an annual fee, payable monthly, in an amount equal to 1.25% of the Fund’s average daily Managed Assets (as defined below under the heading “How do the management, investment adviser and other service providers of the Funds compare”).  The fee shown above is based upon outstanding leverage of 30.8% of the Fund’s total assets.  If leverage of more than 31.1% of the Fund’s total assets is used, the management fees shown would be higher.

Comment: Confirm the accuracy of the footnote, especially in light of the listed management fee of 1.81%. Explain supplementally how the 1.25% fee rate relates to the expense table.

Response:  Please see response to comment 2 above. As noted above, the management fee payable to the Adviser is higher than 1.25% due to the Fund’s leverage. Specifically, the contractual management fee rate of 1.25% applies to the Fund’s total Managed Assets, which is inclusive of the Fund’s borrowings for investment purposes and assets attributable to the Fund’s outstanding preferred shares. Because the contractual rate is applied to a leveraged asset base that includes proceeds from the Fund’s credit facility and preferred shares, the Fund’s management fee exceeds 1.25%.

16.	Comment: Add a broad-based securities market index to the Average Annual Total Return table on page 11.

Response:  The Registrant respectfully declines this comment.  The Registrant desires to keep its disclosure consistent with the benchmark index currently provided in the Target Fund’s shareholder reports and other marketing materials.  The Registrant further notes this disclosure is elective as Form N-2 has no requirement regarding the provision of a performance table with a comparison to an appropriate broad-based securities market index.  Registrant also believes that the Credit Suisse Leveraged Loan Index qualifies as an appropriate broad-based securities market index.”

Form N-2, Item 24, Instruction 4(g)(2)(F) defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant notes that the index in question is administered by Credit Suisse, an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. Accordingly, the Registrant  believes that the index meets the definition of “appropriate broad-based securities market index” provided in Form N-2.  Further, the SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including “the volatility, diversification of holdings, types of securities owned and objectives of the investment company.”[1] The SEC has also noted that in a discussion for a similar provision in Form N-1A that such Form “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.”[2] The SEC then elaborated on its views of what constitutes a broad-based index by noting what such an index is not, stating that an index is not “considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”[3]

The Registrant notes that the Credit Suisse Leveraged Loan Index is a monthly rebalanced index, comprised of approximately 1664 loans as of December 2018, with an inception date of 31 December 1991.  It is designed to mirror the investable universe of the US dollar-denominated leveraged loan market. This index includes loan facilities rated “5B” or lower, i.e. the highest Moody’s/S&P ratings are Baa1/BB+ or Ba1/BBB+, with the tenor being at least one year. Issuers from developed countries are included; issuers from developing countries are excluded. This index is composed of all fully funded term loan facilities trading in the syndicated loan market, the price of each loan facility is sourced from a pricing

1 See Investment Company Act Rel. No. 7113 (Apr. 18, 1972).
2 See Investment Company Act Rel. No. 19382 (Apr. 6, 1993).
3 Id. at n. 21

vendor widely used by buy-side participants in the leveraged loan markets. All prices are evaluated by the pricing vendor, meaning that they are compiled by the pricing vendor from dealers.

Based on the above, the Registrant believes that Form N-2 and previous SEC guidance establish that an appropriate broad-based index is an index that (a) is not composed of a particular industry or group of industries, (b) is administered by an organization that is not an affiliated person of the Registrant, its investment adviser, or principal underwriter (unless the index is widely recognized and used), and (c) is the index the Registrant believes best reflects the market in which it invests.

17.	Text: The fifth paragraph under the section titled “How do the management, investment adviser and other service providers of the Funds compare” on page 11 states:
During the fiscal year ended February 28, 2021, the Adviser received compensation of 1.80% of the Target Fund’s average daily net assets, after fee waivers and/or expense reimbursements, if any.

Comment:  Confirm the accuracy of the sentence.  Is the phrase “after fee waivers and/or expense reimbursements, if any” necessary.  It does not appear that there are fee waivers and expense reimbursements.

Response: As noted above in response to comment 8, certain advisory fees attributable to the Fund’s investment in an affiliated money market fund were waived during the fiscal year.

18.	Text: Under the title “How do the dividend and distribution policies of the Funds compare?” on page 14.

Comment: Will the Acquiring Fund have a managed distribution policy? If not disclose the consequences of its absence (e.g., loss of distributed monthly income).

Response:  The Acquiring Fund’s distribution policy differs from the Target Fund’s managed distribution policy.  In response to this comment, the disclosure has been revised to add the following risk disclosure with respect to the Acquiring Fund:

Distribution Payment Risk. Unlike the Target Fund which has adopted a Managed Distribution Plan whereby the Target Fund seeks to pay a stated fixed monthly distribution amount to common shareholders, the  Acquiring Fund cannot assure investors that the Acquiring Fund will achieve investment results that will allow the Acquiring  Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Acquiring Fund’s earnings, the Acquiring Fund’s net investment income, the Acquiring Fund’s financial condition, maintenance of the Acquiring Fund’s regulated investment company status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Acquiring Fund’s distributions may constitute a return of capital to shareholders. To the extent that the Acquiring Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Acquiring Fund’s investment activities, and generally results in a reduction of the tax basis in the shares. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Acquiring Fund shares, even if such shares are sold at a loss relative to the Shareholder’s original investment.

19.	Text: The second to last and last sentence of the second paragraph under the title “How do the dividend and distribution policies compare?” on page 14 states:

All shareholders in the Target Fund are automatically enrolled in the Plan when shares are purchased. The Acquiring Fund Shares received in the Reorganization will be subject to previous instructions regarding reinvestment of Distributions until such shareholder changes his or her instruction.

Comment:  Since all shareholders in the Target Fund are automatically enrolled in the Plan when shares are purchased, will all shareholders of the Target Fund be automatically enrolled in the Acquiring Fund’s dividend reinvestment plan?  Please clarify the disclosure.

Response:  Shareholders of the Target Fund that receive shares of the Acquiring Fund will be automatically enrolled in the Acquiring Fund’s dividend reinvestment plan. The disclosure has been revised accordingly.

20.	Text: In the section titled: “What is the Standstill Agreement and the Tender Offer?” on page 15, please address the comments below.

Comments:
	a.	Please clarify whether Saba influenced the Board’s decision to reorganize.
	b.	Explain supplementally whether Saba will participate in the two repurchase offers for each of the quarters ended March 2022 and June 2022.

Response:  Regarding item (a), the disclosure has been revised as requested. In addition, please note newly added disclosure in response to comment 27 below. Regarding item (b), the registrant cannot confirm whether Saba, assuming it remains a shareholder of the Acquiring Fund, will participate in the repurchase offers for the quarters ended March 2022 and June 2022; such participation is not a covenant of the Standstill Agreement.

21.	Text: The second to last sentence in the section titled: “What is the Standstill Agreement and the Tender Offer?” on page 15, states:

In addition, after the Tender Offer and if Target Fund shareholders approve the Reorganization, the Acquiring Fund will conduct quarterly repurchase offers for 10% of the Acquiring Fund’s then outstanding shares at NAV for each of the quarters ended March 2022 and June 2022, subject to certain contingencies described in the agreement and the Acquiring Fund Board’s ability to redetermine such amounts provided the conditions in the Standstill Agreement are satisfied.

Comment: Will the quarterly repurchase offer for 10% of the Acquiring Fund’s then outstanding shares continue past June 2022. If the percentage of shares repurchased may change, add disclosure.

Response:  Quarterly repurchase offers conducted after June 2022 will not necessarily be for 10% but will be between 5 and 25% at the discretion of the board after considering various factors, consistent with the Acquiring Fund’s fundamental policy regarding share repurchases.  The Registrant notes that the Proxy Statement/Prospectus includes disclosure regarding the Acquiring Fund’s fundamental policy to conduct quarterly offers for between 5% and 25% of the Fund’s outstanding shares at NAV, subject to certain conditions and has included an appropriate cross-reference.  Additional disclosure has been added to this section to clarify that quarterly repurchase offers after June 2022 will be for between 5% and 25% of the Acquiring Fund’s then outstanding shares.

22.	Text: The section titled “Principal Investment Strategies” beginning on page 15 states:

Principal Investment Strategies. Each Fund seeks to achieve its investment objectives by opportunistically investing primarily in credit securities of issuers which operate in a variety of industries and geographic regions located throughout the world. Under normal market conditions, each Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in any combination of the following credit securities: (i) senior secured floating rate and fixed rate loans (“Senior Loans”); (ii) second lien or other subordinated or unsecured floating rate and fixed rate loans or debt; and (iii) other debt obligations, including high-yield, high-risk obligations. In complying with this 80% investment requirement, each Fund may invest in derivatives and other instruments that have economic characteristics similar to the Fund’s direct investments that are counted toward the 80% investment requirement.

Comments:
	a.	With regard to the phrase “high yield, high risk obligations” in the second to last sentence of the paragraph, reference the term “junk bonds.”

	b.	Discuss whether covenant lite loans or collateral loan obligations are invested in by the Funds.
	c.	Compare the risk/return profiles of the Target Fund and Acquiring Fund.

Response:  With respect to item (a), the disclosure has been revised as requested. With respect to item (b), as disclosed on page 16 of the Proxy Statement/Prospectus in Equity Securities, each of the Target Fund and the Acquiring Fund may invest up to 20% of its assets in equity securities … in structured products, including structured notes, credit-linked notes, collateralized debt obligations, collateralized bond obligations and collateralized loan obligations and other types of structured products. The Registrant confirms that neither the Target Fund nor the Acquiring Fund invests in covenant lite loans as a principal investment strategy. Regarding item (c), the risk/return profiles of the Funds are designed to be materially the same, and the Registrant believes there are no material differences to disclose. Accordingly, the Registrant respectfully declines to add further disclosure in response to this comment.

23.	Text: The last sentence of the paragraph titled “Junk Bonds” on page 16 states:

Under normal market conditions, the Target Fund, but not the Acquiring Fund will limit itself to no more than 20% of its total assets in obligations not making current interest and principal payments when due.

Comment: Does the Acquiring Fund have a different risk/return profile from the Target Fund due to this highlighted difference?

Response:  The Registrant supplementally confirms that the Acquiring Fund does not have a materially different risk/return profile from the Target Fund as a result of the above-cited difference.  The Acquiring Fund’s statement of additional information reflects that like the Target Fund, the Acquiring Fund will limit itself to no more than 20% of its total assets in obligations not making current interest and principal payments when due.  The disclosure noted on page 16 will be revised to note that the Funds have the same 20% policy.

24.	Comment: In the paragraph titled “Repurchase Offers Risks” on page 22, separate the paragraph into bullet points to make it more readable.

Response: The requested revision has been made.

25.	Comments: With respect to the paragraph titled: “Derivative Actions” on page 31 please address the following:
	a.	Add disclosure that indicates whether claims under the federal securities laws are carved out of the conditions that apply to bringing a shareholder derivative action.

b.
Confirm supplementally whether the Acquiring Fund’s statutory prospectus discloses whether claims under the federal securities laws are carved out of the conditions that apply to bringing a shareholder derivative action and discusses the impact of not having such a carveout.  Even if the Acquiring Fund does not have a carveout for federal securities laws claims, add disclosure about the shareholder’s ability to bring a derivative lawsuit to the statutory prospectus.

Response: With respect to item (a), the following disclosure has been added:

Federal securities claims are not specifically carved out of either Fund’s Declaration of Trust provisions on shareholder derivative claims.   These provisions may limit a shareholder’s ability to bring a claim against the Trustees, officers or other agents of the Funds and their service providers, which may discourage such lawsuits with respect to such claims.

Regarding item (b), the Registrant supplementally confirms that corresponding disclosure has been added to the Acquiring Fund’s prospectus as reflected in pre-effective amendment no. 1 to the Acquiring Fund’s registration statement.

26.	Text: In the section titled: “Board Considerations in Approving the Reorganization” on page 32, please address the comments below.

Comments:
	a.	Briefly discuss the Target Fund’s history with activist shareholders and what led up to the Standstill Agreement and how it benefits Saba.
	b.	Disclose whether the change to an interval fund was driven by Saba and whether there were any other impacts of having an activist shareholder.
	c.	Confirm supplementally that the reorganization benefits all shareholders and not just the activist shareholder.

Response:  In response to items (a) and (b) above, the disclosure has been revised as requested. With respect to item (c), the Registrant believes and supplementally confirms that, consistent with the Board’s determination in recommending shareholder approval of the Reorganization, the Reorganization is expected to benefit all shareholders and not just the activist shareholder.

With regard to item (a), the Registrant believes that the information requested better fits under the section titled “What is the Standstill Agreement and the Tender Offer?”  Accordingly, an additional paragraph will be added to follow the first paragraph in that section:

The Target Fund entered into the Standstill Agreement after discussions with Saba, during which Saba indicated dissatisfaction with the Target Fund’s Common Shares trading at a discount to the Target Fund’s net asset value per share.  The Target Fund, and two other Invesco closed-end funds entered into a similar Standstill

Agreement with Saba in 2019, following similar discussions (the “2019 Standstill Agreement”).  The 2019 Standstill Agreement required that the Fund conduct a tender offer to purchase 15% of its outstanding Common Shares (the “2019 Tender Offer”), which was completed in December 2019.  Saba and other shareholders who tendered their Common Shares as part of the 2019 Tender Offer were able to redeem shares at a higher price than the market price for Common Shares at that time.  Similarly, Saba and other shareholders who participate in the Tender Offer will likely be able to redeem shares at a price that is higher than the market price for Common Shares at the time of the Tender Offer.

As described further under “Board Considerations in Approving the Reorganization,” the Target Fund’s history of and anticipated potential future engagement with Saba as an activist shareholder were considered by management in recommending the Tender Offer and the Reorganization, and were reviewed and considered by the Target Fund Board in connection with its decision to approve the Tender Offer and recommend shareholder approval of the Reorganization.

With regard to item (b), the Registrant will replace the sixth paragraph under the section titled “Board Considerations in Approving the Reorganization” with the following paragraphs:

The Target Fund Board also considered Invesco’s discussions with Saba that led to the 2019 Standstill Agreement and the current the Standstill Agreement.  In that connection, the Board considered Saba’s engagement with other closed-end funds that resulted in Saba-sponsored shareholder proposals, including the cost and, in some cases, disruption to fund operations resulting from those proposals.

The Board considered the impact of the Tender Offer and quarterly repurchases required by the Standstill Agreement on the Target Fund, Saba and other Target Fund shareholders.  Invesco Advisers provided, and the Target Fund Board considered, information about the estimated tax and expense impacts of the Tender Offer.  The Target Fund Board also considered Invesco Adviser’s representation that the Target Fund will have sufficient liquidity to fund the Tender Offer and that the Acquiring Fund will have sufficient liquidity to fund the subsequent quarterly repurchase offers.

The Registrant believes that it has fully responded to the Staff’s comments.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149.

Regards,

/s/ Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.